FREESEAS INC.

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

		June 30, 2008
	Notes	(Unaudited)	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$21,456	$63,394
Trade receivables, net		467	60
Insurance claims		16,543	16,116
Due from related party	13	1,597	1,037
Inventories		774	499
Prepayments and other		496	334

Total current assets		$41,333	$81,440

Advances for acquisition of vessels	5	6,520
Fixed assets, net	4	180,551	108,021
Deferred charges, net	6	3,639	2,161
Restricted cash		1,125	350

Total non-current assets		$191,835	$110,532

Total Assets		$233,168	$191,972

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Account payable		$9,321	$3,181
Accrued liabilities	7	8,178	16,713
Unearned revenue	8	1,574	783
Deferred revenue-current portion	9	1,190	1,620
Bank loans — current portion	11	16,500	11,800

Total current liabilities		$36,763	$34,097

Derivatives at fair value	10	803	749
Bank loans — net of current portion	11	83,700	44,500

Total long term liabilities		$84,503	$45,249

Commitments and Contingencies	12
SHAREHOLDERS’ EQUITY:	16
Common stock		20	20
Additional paid-in capital		110,270	115,464
Accumulated retained earnings (deficit)		1,612	(2,858)

Total shareholders’ equity		$111,902	$112,626

Total Liabilities and Shareholders’ Equity		$233,168	$191,972

The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended		For six months ended
	30-Jun-08	30-Jun-07	30-Jun-08	30-Jun-07
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES	$15,113	$3,562	$23,755	$7,830

OPERATING EXPENSES:
Vessel operating expenses	(4,125)	(899)	(7,381)	(2,313)
Voyage expenses	(167)	(37)	(255)	(39)
Depreciation expense	(3,025)	(655)	(5,040)	(1,467)
Amortization of deferred charges	(173)	(123)	(274)	(318)
Management and other fees to a related party	(547)	(225)	(1,032)	(360)
Commissions	(700)	(225)	(1,160)	(482)
Stock-based compensation expense	(27)	(25)	(54)	(50)
General and administrative expenses	(763)	(640)	(1,306)	(982)
Gain on sale of vessel		1,369		1,369

Income from operations	$5,586	$2,102	$7,253	$3,188

OTHER INCOME (EXPENSE):
Interest and finance costs	$(1,494)	$(414)	(2,520)	$(633)
Loss on debt extinguishment	(639)		(639)
Change in derivatives fair value	641		(54)
Interest income	149	39	535	39
Other	(59)	(17)	(105)	29

Other (expense)	$(1,402)	$(392)	(2,783)	$(565)

Net income	$4,184	$1,710	4,470	$2,623

Basic earnings per share	$0.20	$0.27	0.21	$0.42
Diluted earnings per share	$0.19	$0.25	0.20	$0.41
Basic weighted average number of shares	20,936,252	6,290,100	20,839,854	6,290,100
Diluted weighted average number of shares	21,678,870	6,921,050	21,851,940	6,476,315
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	For six months ended
	June 30, 2008	June 30, 2007
	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income	$4,470	$2,623

Adjustments to reconcile net income to net cash
Depreciation	5,040	1,467
Amortization of deferred financing costs	100	397
Amortization of debt discount		114
Provision for bad debts	48
Dry-docking and special survey costs	(1,780)
Compensation cost for stock options granted	54	50
Loss on debt extinguishment	639
Change in fair value of derivatives	54
Amortization of deferred revenue	(430)
Gain on sale of vessel		(1,369)

Changes in:
Trade receivables	(455)	(147)
Inventories	(275)	77
Prepayments and other	(162)	(124)
Due from related party	(560)	(473)
Insurance claims	(427)	278
Accounts payable	6,140	(405)
Unearned revenue	791	65
Accrued liabilities	(8,535)	(649)

Net Cash from Operating Activities	$4,712	$1,904

Cash flows from (used in) Investing Activities:
Vessel acquisitions	(77,570)	(11,400)
Advances for vessel acquisitions	(6,520)
Cash from sale of vessel, net		10,606
(Increase) in restricted cash	(775)

Net Cash used in Investing Activities	$(84,865)	$(794)

Cash flows from Financing Activities:
Net movement in bank overdraft		(2,000)
Proceeds from long term loan	76,750	2,470
Payments of bank loans	(32,850)	(5,800)
Payments of shareholders loans		(750)
Shareholder contributions – exercise of options and warrants	2,087
Shareholders loans		14,000
Common Stock dividends	(7,335)
Deferred financing cost	(437)	(1,730)

Net Cash from Financing Activities	$38,215	$6,190

Net (decrease) increase in cash in hand and cash equivalents	$(41,938)	$7,300

Cash and cash equivalents, Beginning of year	$63,394	$372
Net change in cash	$(41,938)	$7,300

Ending cash and cash equivalents	$21,456	$7,672

Supplemental Cash Flow Information:
Cash paid for interest	$2,090	$229
Non cash shareholder contributions	$	$44
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
1. Interim Financial Statements
The unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. required to be consolidated in accordance with U.S. generally accepted accounting principles. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2007 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.
The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2008 and 2007 included herein have been prepared in accordance with Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain only normal reccurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2008, and the results of its operations for the three and six months ended June 30, 2008 and 2007, and the results of its cash flows for the six months ended June 30, 2008 and 2007.
2. Organization
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies. Hereinafter, the consolidated companies referred below will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the six-month period ended June 30, 2008, the Group owned and operated six Handysize drybulk carriers and one Handymax drybulk carrier. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below:
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
Adventure Five S.A.
Adventure Six S.A.
Adventure Seven S.A.
Adventure Eight S.A.
Adventure Nine S.A.
Adventure Ten S.A.
Adventure Ten, S.A. was organized for the purpose of acquiring the M/V Free Lady from an unrelated third party pursuant to a memorandum of agreement signed on March 10, 2008. (see fleet table below):

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)

					Date of
Vessel Name	Owning Company	Type	Dwt	Built	Acquisition
M/V Free Destiny	Adventure Two S.A.	Handysize	25,240	1982	8-Mar-04
M/V Free Envoy	Adventure Three S.A.	Handysize	26,318	1984	20-Sep-04
M/V Free Fighter	Adventure Four S.A.	Handysize	38,905	1982	17-Jun-05
M/V Free Goddess	Adventure Five S.A.	Handysize	22,051	1995	30-Oct-07
M/V Free Hero	Adventure Six S.A.	Handysize	24,318	1995	3-Jul-07
M/V Free Knight	Adventure Seven S.A.	Handysize	24,111	1998	19-Mar-08
M/V Free Jupiter	Adventure Eight S.A.	Handymax	47,777	2002	5-Sep-07
M/V Free Impala	Adventure Nine S.A.	Handysize	24,111	1997	2-Apr-08

Subsequent Event
M/V Free Lady	Adventure Ten S.A.	Handymax	50,246	2003	7-Jul-08
3. Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of SFAS 157 that were effective for FreeSeas for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS  157., The adoption of SFAS 159 did not have an effect on FreeSeas’ consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R) (“SFAS 141(R)”), “Business Combinations”, which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
In December 2007 the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51”. SFAS 160 states that accounting and reporting for minority interests will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS 160 on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why any entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS  161 on our consolidated financial statements.
4. Fixed Assets, net

	Vessel Cost	Accumulated	Net book value
December 31, 2007	$117,781	$(9,760)	$108,021
Depreciation six months period		(5,040)	(5,040)
Additions new vessels	77,570		77,570

June 30, 2008	$195,351	$(14,800)	$180,551

During the six months ended June 30, 2008, the Group purchased the M/V Free Knight on March 19, 2008, for a cash purchase price of $39,250 and related purchase costs of $400, and the M/V Free Impala on April 2, 2008, for a cash purchase price of $37,500 and related purchase costs of $420. Both vessels were purchased from parties affiliated to F.S. HOLDINGS, one of our major shareholders.
5. Advances for Acquisition of Vessels
As of June 30, 2008, advances of $6,520 were made to the sellers of the M/V Free Lady.
6. Deferred Charges, net

	Dry-docking costs	Special survey	Total	Financing costs
December 31, 2007	$242	$752	$994	$1,167
Additions	634	1,420	2,054	437
Written-off				(639)
Amortization	(138)	(136)	(274)	(100)

June 30, 2008	$738	$2,036	$2,774	$865

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
For the three and six-month periods June 30, 2008, the amortization of vessels’ dry-docking and special surveys costs was $172 and $ 274, respectively, compared to $123 and $318 during the same periods of 2007. The amortization of financing costs was $43 and $100, respectively, compared to $318 and $79, respectively, during the same periods of 2007. During the six-month period ended June 30, 2008, deferred dry-docking and special survey costs incurred were $2,054. There were no deferred dry-docking/special survey costs during the three-month period ended June 30 2008, or during the same period in 2007. The deferred financing fees incurred in connection with credit facilities used for vessel acquisitions during the three and six-month periods of 2008 amounted to $183 and $437, respectively, and related to the partial financing of the acquisitions of the M/V Free Knight and M/V Free Impala and the refinancing of the M/V Free Jupiter by Credit Suisse. During the same periods in 2007, the deferred financing fees incurred were $0 and $1,730, respectively, which related to the aggregate debt of $89,000 provided by HSH Nordbank and BTMU through senior and junior secured loans secured for the 2007 vessel acquisition program. In conjunction with the M/V Free Jupiter refinancing on April 14, 2008, the Company wrote off $639 of unamortized finance costs incurred in 2007 for the refinanced $28,000 remaining portion of the HSH Nordbank senior loan. Similarly, in three and six-month periods ended June 30, 2007, the Company wrote off $1,557 and $46 of unamortized special survey dry-docking and financing costs, respectively, upon the sale of M/V Free Fighter.
7. Accrued Liabilities
Accrued liabilities comprise the following amounts:

	June 30, 2008	December 31, 2007
Accrued wages	$6	$
Accrued interest	652		96
Accrued insurance and related liabilities	6,806		16,089
Accrued financial advisory costs	339		26
Other Accrued liabilities	375		502

Total	$8,178		$16,713

8. Unearned Revenue
Unearned revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
9. Deferred Revenue
The Company obtains valuations from brokers for any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The Company recognized $483 and $928 of deferred revenue amortization during the three and six-month periods ending June 30, 2008, respectively. There were no deferred revenues recorded during the same periods in 2007.
The M/V Free Jupiter is subject to a three-year time charter through February 2011 at $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year. The Company records monthly revenue based on the daily weighted average revenue of the aforementioned charter income multiplied by the number of employment days during the month. Any difference received is recorded as deferred revenue.
10. Derivatives at Fair Value
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities.  Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income.  If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company had entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements. The marking to market of the Company’s two interest rate swaps resulted in an unrealized gain of $641 and an unrealized loss of $54 for the three and six-month period ended June 30, 2008, respectively. There were no unrealized gains or losses in the same periods of 2007. There were no further interest rate swaps contracted in 2008.
Effective January 1, 2008, the company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on our fair value measurements.
The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Fair Value Measurements as of June 30, 2008
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$803	$—	$803	$—

Total	$803	$—	$803	$—
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’ derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
11. Long-term bank debt

		HSH	CREDIT
	HBU	NORDBANK	SUISSE	FBB		Total
December 31, 2007	$3,100	$28,000	$25,200	$		$56,300
Additions	27,000		23,500		26,250	76,750
Payments	(2,350)	(28,000)	(2,500)			(32,850)

June 30, 2008	$27,750	$—	$46,200		$26,250	$100,200

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
On January 21, 2008, the Company was granted new credit facilities of $31,500 from Hollandische Bank – Unie (“HBU”) in addition to the then-outstanding facility of $3,100. The credit facilities which HBU is currently making available to us are: i) the pre-existing facility, in the outstanding amount of $2,500 as of June 30, 2008, ii) an unused facility in the amount of $1,500, the availability of which is reduced quarterly by $125, beginning three months after the first draw down date; iii) a facility in the amount of $3,000, none of which has been drawn down and which will be reduced to zero by April 1, 2016 and (iv) a rollover seven-year loan facility in the amount of $27,000 which was used to finance a portion of the purchase price of M/V Free Knight. This $27,000 loan was drawn down on March 18, 2008 and the remaining undrawn facilities as of June 30, 2008 amounted to of $4,500. All facilities bear interest at the rate of 1.3% over LIBOR and are secured by mortgages on the M/V Free Destiny, M/V Free Envoy and M/V Free Knight.
On April 14, 2008, the Company refinanced the M/V Free Jupiter, repaying fully the HSH Nordbank loan, by drawing down the remainder of $23,500 under the Credit Suisse $48,700 Tranche A eight-year roll-over loan. The Credit Suisse Tranche B facility was increased by $4,000 to $42,300 and was drawn fully on July 1, 2008 for the partial financing of the purchase price of the M/V Free Lady, which was delivered on July 7, 2008. Both tranches bear interest at 1% over LIBOR. The aggregate Credit Suisse facility amounts to $91,000 with $88,500 presently outstanding thereunder.
On April 2, 2008, the Company drew down $26,250 under a seven-year loan from First Business Bank, Greece (“FBB”) to finance part of the purchase price of the M/V Free Impala. This loan bears interest at the rate of 1.375% over LIBOR.
12.   Commitments and Contingencies
Agreement with financial advisor
FreeSeas entered into an agreement with a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the Transaction with Trinity (December 15, 2005) and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. In addition, for a period of one year from the date of the closing of the Transaction, the financial advisor provided certain financial and consulting services and advice, for which the Company will pay up to $400, payable in amounts equal to 5% of each $1,000 received by FreeSeas from the exercise of FreeSeas warrants. The amount outstanding in Accrued Liabilities (see Note 7) as of June 30, 2008 is $58.
Shares, warrants and options committed to HCFP Brenner Securities LLC
In connection with Trinity’s IPO, HCFP was paid a fee of $75, and received 7,500 shares of common stock and five-year warrants to purchase 15,000 shares of common stock at $5.00 per share. Trinity paid HCFP $75 at the closing of the Transaction and FreeSeas issued HCFP the shares and warrants referred to previously in accordance with the terms of the Transaction.
Upon the consummation of the Transaction on December 16, 2005, FreeSeas has assumed Trinity’s obligations under a purchase option sold to HCFP. Under that purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consists of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consists of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units is $5.50 per share. The purchase option expires on July 29, 2009.
In addition, FreeSeas has assumed an obligation to pay HCFP a fee equal to 5% of the warrant price for the solicitation of the exercise of FreeSeas warrants by HCFP under certain circumstances. The amount paid during the three and six-month period ended June 30, 2008 was $18 compared to $0 for the same periods in 2007. There were no amounts paid during the same periods in 2007.
Warrants and Options
In connection with Trinity’s IPO, Trinity issued two classes of warrants, Class W warrants and Class Z warrants. Pursuant to the Transaction, the warrant holders’ rights to purchase Trinity common stock have been converted into rights to purchase FreeSeas common stock. Each Class W warrant entitles the holder to purchase one share of FreeSeas’

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
common stock at an exercise price of $5.00 per share, on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption. FreeSeas may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $0.05 per warrant at any time upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the last sale price of FreeSeas’ common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before FreeSeas sends the notice of redemption.
During the three and six-month periods ended June 30, 2008, a total of 127,873 Class W warrants were exercised for shares of common stock. No warrants were exercised during the same period of 2007. As of June 30, 2008 and 2007, there were 2,441,271 and 3,672,500, respectively, of Class W and Class Z warrants remained outstanding in the aggregate.
The Company has also granted 200,000 Class A warrants and options to purchase 420,000 shares of common stock to its executives, of which 50,000 and 250,000, respectively, were exercised during the three-month period ended June 30, 2008, at an exercise price of $5.00 per share (See Note 15 – Stock Based Compensation).
Claims
As of June 30, 2008, in connection with the M/V Free Jupiter grounding casualty on September 21, 2007, cargo interests in China had claimed that the Company is liable for certain nickel-ore cargo tonnage off-loaded during the re-floating salvage process and eventually abandoned as it could not be delivered to its final destination owing to its dangerous condition. The approximate amount of the claim was CNY4, 500,000 (or US$ 643,000, on the basis of the current exchange rate of CNY 7.00 to $1.00). On July 3, 2008, upon advice of the Company’s Chinese counsel, a settlement agreement was reached in the amount of $296,623.27. Whilst management’s assessment was that it was not liable because the apparent pre-shipment condition of the cargo ought to afford the Company an arguable defense to this claim, on the basis that short landing was caused by the dangerous nature of the cargo, the Company was advised by the Chinese lawyers that it was possible to be found liable by the Chinese courts, as has often happened where foreign parties in dispute with local entities are adjudicated in China, and accordingly decided to agree to this settlement. Management believes this matter is covered by its existing insurance policy.
Cargo interests may pursue the balance of their claim against the charterers; should the charterers claim from the Company any such possible liability, management will seek cover from their insurers. Management believes that the insurance cover in place at the time of the casualty, which is of a standard and widely utilized nature in the business, covers the claims in connection with the casualty.
13. Related Party Transactions
Purchases of services
All vessels listed in Note 1 receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15 (based on $1.30 per Euro). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of or hire collected from any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the out-sourcing of the commercial management of the fleet.
Commencing on January 1, 2008, an annual fee of $500 is paid to Free Bulkers quarterly as compensation for services related to its accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures.
The expenses related to the technical management fee and the accounting and financial reporting services from Free Bulkers are reflected in the accompanying condensed consolidated statements of operations as “Management Fees to a

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
Related Party”. The total amounts paid for the three and six-month periods ended June 30, 2008 and 2007 amounted to $547 and $1,032 (2008) and $225 and $360 (2007), respectively.
The balance due from or (to) related party as of June 30, 2008 and December 31, 2007 was $1,597 and $1,037, respectively. Amounts paid to related parties for office space during the three and six-month periods ended June 30, 2008 were $45(Euro29) and $ 90 (Euro58), respectively, and for the same periods in 2007 the amounts were $16 (Euro12) and $32 (Euro24), respectively.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is associated with a ship-brokering company. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for our fleet. This shipping brokerage firm received commissions of approximately $18 and $46 during the three and six-month periods June 30, 2008, respectively, compared to $0 and $36 during the same periods in 2007.
14. Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include the 65,000 Series B Unit options, for 260,000 shares, as their exercise price was greater than market, and 170,000 options for common shares under the Company’s stock compensation plan,which are not vested yet.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Numerator:
Net income	$4,184	$1,710	$4,470	$2,623

Weighted average common shares outstanding	20,936,252	6,290,100	20,839,854	6,290,100
Diluted Weighted average common shares outstanding	21,678,870	6,921,050	21,851,940	6,476,315

Dilutive potential common shares:
Options	0	47,372	22,313	9,029
Warrants	742,618	583,578	989,773	177,186

Dilutive effect	$742,618	$630,950	$1,012,086	$186,215

Earning per share:
Basic earnings per common share	$0.20	$0.27	$0.21	$0.42
Diluted earnings per common share	$0.19	$0.25	$0.20	$0.41
The potential proceeds to the Company of all exercisable options and warrants as of June 30, 2008 totaling 3,001,271 amount to $16,010.
15. Stock-Based Compensation
FreeSeas’ Stock Incentive Plan (the “Plan”) became effective on April 26, 2005. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which were subject to signing of the employment agreements and consummation of the Transaction with Trinity. The

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On
December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
In December 2007, the Company’s Board of Directors granted 45,000 options to Directors and 125,000 options to executives, of which 140,000 will vest in one year, 15,000 will vest in two years and 15,000 in three years, all at an exercise price of $8.25 per share.
Prior to January 1, 2006 the Company accounted for the Plan under SFAS No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation”. As of January 1, 2006, the Company is recognizing stock-based compensation expense in accordance with SFAS No. 123(R).
As of June 30, 2008, there was $79 of total unrecognized compensation cost related to nonvested option-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted-average period of 2.5 years. No options were vested during the period ended June 30, 2008.
As a result of the adoption of SFAS No123(R) the Company’s stock based compensation expense for the three-month periods ended June 30, 2008 and 2007 was $27 and $25, respectively, while for the six-month periods ended June 30, 2008 and 2007 it was $54 and $50, respectively.
The Company did not grant any stock options during the three and six-month periods ended on June 30, 2008. Presented below is a table reflecting the option breakdown from December 31, 2006 to June 30, 2008:
As of June 30, 2008, the remaining contractual life for the 170,000 options not yet vested is five years.

		Warrants		Exercise	Options	Warrants		Exercise
	Options	Class A	Total	Price	Exercisable	Exercisable	Total	Price

December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	450,000	$5.00

Options granted to directors	45,000		45,000	$8.25
Options granted to officers	125,000		125,000	$8.25
Options forfeited	(165,000)		(165,000)	$5.00
Options cancelled	(335,000)		(335,000)	$5.00	(335,000)			$5.00
Options vested					85,000			$5.00

December 31, 2007	420,000	0	620,000	$5.83	250,000	200,000	450,000	$5.00

Options exercised	(250,000)	(50,000)	(300,000)	$5.00	(250,000)	(50,000)	(300,000)	$5.00

June 30, 2008	170,000	(50,000)	320,000	$6.73	0	150,000	150,000	$5.00

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
16. Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.
The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be registered common stock with a par value of $.001 per share and 5,000,000 registered blank check preferred stock with a par value of $.001 per share.
On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity into FreeSeas. On December 15, 2005, Trinity shareholders approved the Transaction whereby Trinity was merged into Freeseas. Upon the consummation of this Transaction and in accordance with the terms of the Transaction, Trinity shares, warrants and options were exchanged for the right to receive an equal number of FreeSeas shares, warrants and options.
Trinity had issued 100 shares of its common stock prior to its IPO. At Trinity’s IPO, 287,500 shares of common stock and 1,495,000 shares of Class B common stock were issued. Therefore, the additional common stock of FreeSeas that was issued to Trinity stockholders, in exchange for the Trinity shares, at the consummation of the Transaction was 1,782,600 shares of FreeSeas’ common stock.
Trinity stockholders also received 1,828,750 Class W warrants and 1,828,750 Class Z warrants of FreeSeas. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class W warrants will expire on July 29, 2009, or earlier upon redemption. Each Class Z warrant entitles the holder to purchase from FreeSeas one share of common stock at an exercise price of $5.00 per share, commencing on December 16, 2005. The Class Z warrants will expire on July 29, 2011, or earlier upon redemption.
Trinity entered into an agreement with HCFP pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and 15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005 Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP. Further, the Company’s transfer agent issued the respective shares and warrants on August 21, 2006.
On August 7, 2007, the Company filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co. and DVB Capital Markets served as the co-managers. On November 6, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25 per share. Total net proceeds from the stock offering, after deducting underwriting discounts, commissions, and expenses, are $95,153 which is reported in the Consolidated Statement of Stockholders’ Equity.
Furthermore, during the year ended December 31, 2007, a total of 914,612 Class W, 188,744 Class Z and 700,000 Class B warrants were exercised at a price of $5.00 per share, resulting in net proceeds to the Company of $8,667, which is reported in the Consolidated Statement of Stockholders’ Equity.
The Company had 6,290,100 shares, 1,843,750 Class Z warrants and 1,828,750 Class W warrants outstanding as of June 30, 2007. Following the issuance of the shares pursuant to the completed offering on October 30, 2007 described above, as well as the exercise of 1,803,356 of Class W, Class Z and Class B warrants, the aggregate number of outstanding shares of common stock as of December 31, 2007 was 20,743,456.
During the three-month period ended June 30, 2008 an additional 127,873 Class W, 50,000 Class A and 250,000 options for common stock shares were exercised, all at a price of $5.00 per share, for aggregate net proceeds to the Company of $2,087. As of June 30, 2008, there were 21,171,329 common stock shares, 786,265 Class W and 1,655,006 Class Z warrants issued and outstanding. As of June 30, 2007, the issued and outstanding common stock

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
shares were 6,290,100, Class W warrants 1,828,750 and Class Z warrants 1,843,750.
On March 27, 2008 the Company announced that it has filed with the U.S. Securities and Exchange Commission a universal shelf registration statement on Form F-3 for the purpose of undertaking possible capital rises in the future. Included in this universal shelf registration statement are various securities of the Company, including common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units, which the Company may determine to offer in the future, from time to time, based on market conditions and the Company’s capital needs. The Company received a limited waiver, from the underwriters of its October 2007 public offering, for the lock-up covenant of the underwriting agreement for purposes of filing the Form F-3 and confirmed that no offers or sales of “lock-up securities” (as defined in the underwriting agreement) would be made before the April 21, 2008, the date the lock-up period expired. Though waived, the covenant was honored.
Common Stock Dividend
On February 7 and May 12, 2008, the Company declared a $0.175 per share common stock quarterly dividend amounting to$3,630 and $3,705, respectively.  The dividend was paid on February 28 and May 30, 2008, respectively, to stockholders of record as of February 18 and May 20, 2008, respectively.  The dividend was declared from cash flow available to the Company. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to Additional paid- in capital.
17. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section
883). All the Group’s ship-operating subsidiaries satisfy the initial criteria for such exemption. It is not clear, however, whether they will be entitled to the benefits of Section 883 for the three-month period ended 2008. The Company does not anticipate, nevertheless, that a material amount of United States federal tax would be owed in the event that the Company does not qualify for the benefits of Section 883 for the years 2008 and beyond.
18. Subsequent Events – New Vessel Additions & Financing
On July 7, 2008, the Company took delivery of the M/V Free Lady, and drew down the $42,300 increased Tranche B’ under the Credit Suisse facility described above ( see Note 11 Bank Loans).The following table details the vessels acquired during the six month period ended June 30, 2008 and those acquired subsequent to such period.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment

Free Impala	Handysize	24,111	1997	Bahamas	$37,500	April 2, 2008	One year time charter through April 2009 at $31.500 per day commencing at delivery.

Free Knight	Handysize	24,111	1998	Bahamas	$39,250	March 19, 2008	One-year time charter through March 2009 at $31.500 per day commencing at delivery.

Free Lady	Handymax	50,246	2003	Liberia	$62,500	July, 7, 2008	Two year time charter through June 2010 at $51.150 per day.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
On July 31, 2008 the Company declared an increased dividend of $.20 per common stock share to shareholders of record as of August 20, 2008, payable on August 29, 2008.